CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
Building 3 No 28, Feng Tai North Road
Beijing China 1000071

December 17, 2008

VIA EDGAR

Jennifer R. Hardy, Esq.
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

Re:	China Solar & Clean Energy Solutions, Inc.
Registration Statement on Form S-1
File No. 333-150233

Dear Ms. Hardy:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, China Solar & Clean Energy Solutions, Inc., a Nevada corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement to become effective at 4:15 pm on December 17, 2008, or as soon as possible thereafter.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

•
The Company may not assert staff comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Sincerely, China Solar & Clean Energy Solutions, Inc.

By:	/s/ Deli Du
Deli Du
Chief Executive Officer and President